

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2018

Dennis dos Santos
Chief Executive Officer
Fearless Films, Inc.
467 Edgeley Blvd., Unit 2
Concord, ONT L4K 4E9 Canada

> **Re: Fearless Films, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 12, 2018**
> **File No. 333-227820**

Dear Mr. dos Santos:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 12, 2018

Prospectus Cover Page, page 1

1. Please include on the cover page the most recent trading price of your shares on the OTCQB.

Prospectus Summary, page 4

2. Please disclose in this section that you have not generated revenues to date from your current business operations.

3. Please disclose here your current cash on hand, and please update with any subsequent

amendments. Please also disclose your monthly burn rate.

<u>Selling Stockholders, page 19</u>

4.   Please briefly explain the transactions from which the selling shareholders received the shares.

<u>Plan of Operation, page 33</u>

5.   Please briefly expand your disclosure to explain the material steps necessary to further develop your business, including a timeline for material steps, and anticipated costs.

<u>Management, page 34</u>

6.   We note your disclosure that the company entered into a consulting agreement with your chief executive officer on April 1, 2017. Please file such agreement as an exhibit to your filing. See Item 601(b)(10) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Aamira Chaudhry at 202-551-3389 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Laura Nicholson at 202-551-3584 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Transportation and Leisure